Exhibit 17.1

JEROME L. SIMON

May 1, 2008

To:	The Board of Directors of Greenlight Capital Re, Ltd. and Greenlight Reinsurance, Ltd. (collectively, the “Companies”)
Re:	Resignation

Dear Sirs:

I, Jerome Simon, hereby notify you of my determination to resign from the Board of Directors of each of the Companies as of the date hereof. Unfortunately, given the Companies’ need to postpone the 2008 Annual General Meeting of Shareholders from May 2, 2008 to a future date, and my prior personal and business commitments, I am unable to stay on the Board until the date of the 2008 Annual General Meeting of Shareholders.

I haven’t any disagreement with either of the Companies and note personal and other business commitments as the reason for my department from the Boards of Directors of the Companies.

I wish you continued success.

Sincerely,
/s/ Jerome L. Simon
Jerome L. Simon